UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ontrak, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

44919F 104

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,577,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,577,722

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,577,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% [1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	Based on 19,126,339 Shares, representing the sum of (i) 18,662,772 Shares issued and outstanding as of July 30, 2021, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 5, 2021 (the “Form 10-Q”), and (ii) 463,567 Shares issued upon exercise by the Reporting Persons of certain warrants on August 11, 2021, as described in Item 3 herein.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,577,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,577,722

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,577,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 19,126,339 Shares, representing the sum of (i) 18,662,772 Shares issued and outstanding as of July 30, 2021, as disclosed in the Form 10-Q, and (ii) 463,567 Shares issued upon exercise by the Reporting Persons of certain warrants on August 11, 2021, as described in Item 3 herein.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, and Amendment No. 6 to Schedule 13D filed on July 27, 2021 (as amended and supplemented, the “Original Statement”) and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented by adding the following information:

“On August 11, 2021, Acuitas exercised warrants to purchase in the aggregate 563,260 Shares for an exercise price of $4.80 per Share. The warrants were exercised on a cashless basis, resulting in the Company’s withholding of 99,693 Shares in the aggregate to pay the applicable exercise price and issuing to Acuitas the remaining 463,567 Shares in the aggregate. The warrants were set to expire on various dates between December 15, 2021 and April 13, 2022.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On August 13, 2021, Acuitas entered into a Rule 10b5-1 Sales Plan (the “10b5-1 Plan), pursuant to which Jefferies LLC has been appointed to sell an aggregate of 463,567 Shares, upon the terms and subject to the conditions set forth in the 10b5-1 Plan. Sales pursuant to the 10b5-1 Plan will commence on August 16, 2021.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is attached hereto as Exhibit 99.5 and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 19,126,339 Shares, representing the sum of (i) 18,662,772 Shares issued and outstanding as of July 30, 2021, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 5, 2021, and (ii) 463,567 Shares issued upon exercise by the Reporting Persons of certain warrants on August 11, 2021, as described in Item 3 above.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 9,577,722 Shares, representing approximately 50.1% of the outstanding Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 9,577,722 Shares.

(c)	Other than as described in Item 3 above, the Reporting Persons had no transactions in the Shares during the last sixty days.

(d)	N/A”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 3 above, which information is incorporated by reference herein.

ITEM 7.	materials to be filed as exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following:

99.13	Rule 10b5-1 Sales Plan, dated as of August 13, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 16, 2021

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer